MIRA QON CORPORATION

11312 E 44th St Unit #120

Kansas City, MO 64133

+ 18634857243

March 4, 2026

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Mr. Larry Spirgel

Industry Office Chief

and

Mr. Uwem Bassey

and

Ms. Alexandra Barone

Re:   Mira Qon Corporation

Registration Statement on Form S-1

Request for acceleration

Amendment No. 1 filed February 13, 2026

File No. 333-292161

Ladies and Gentlemen:

Pursuant to § 230.461 of the General Rules and Regulations under the Securities Act of 1933 (“Act”), Mira Qon Corporation, by its undersigned officer, duly authorized hereunto, requests that the above referenced registration statement be declared effective, by the staff of the Commission, acting pursuant to delegated authority, on March 9, 2026 at 12:00 p.m., Eastern Standard Time, or as soon thereafter as practicable. Please be advised the registrant understands that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The offering to be made by the included prospectus does not have a managing, principal or other underwriter. And, accordingly, no review of compensation which may be paid to or any other arrangements which may be made with any broker dealer who may participate in the distribution, as described in the registration statement, is required or has been made by the Financial Industry Regulatory Authority.

Thank you for your attention to this matter and your advice regarding the date and time the registration statement is declared effective.

Very truly yours,

/s/ Cruz Membreno Lauro Roldan

Cruz Membreno Lauro Roldan.

Chief Executive Officer